UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
Washington, D.C. 20549

08058001

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

EMERALD FIELDS RESOURCE CORPORATION
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KLONDIKE CAPITAL CORP.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8940
Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 9, 2008
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05)	**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Joint Management Proxy and Information Circular (the "Information Circular") dated May 30, 2008 with respect to the proposed amalgamation of Klondike Capital Corp. and Emerald Fields Resource Corporation, is attached hereto as Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

The Information Circular contains the applicable legends.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

Not applicable.

Documents Incorporated by Reference into the Home Jurisdiction Documents

(1) Management discussion and analysis dated March 31, 2008, attached hereto as Exhibit 2(a); and

(2) Unaudited interim consolidated financial statements of Klondike Capital Corp. as at January 31, 2008, attached hereto as Exhibit 2(b).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Klondike Capital Corp. with the Securities and Exchange Commission concurrently with this Form CB.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2008

KLONDIKE CAPITAL CORP.

By: ______________________________
Name: Todd D. Montgomery
Title: Chief Executive Officer

By: R Ludwar
Name: Randall Ludwar
Title: Chief Financial Officer

END